Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT

CHANGES TO THE BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY
AND
CHANGES IN THE OFFICERS OF A SUBSIDIARY

Summary

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that effective 9th December, 2004:

—	Mr. Lin Xiaogang (“Mr. Lin”) was appointed as the President, Chief Executive Officer and an executive director of the Company and the Chairman and Chief Executive Officer of Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), a subsidiary of the Company;

—	Mr. Yang Mao Zeng (“Mr. Yang”) resigned as an executive director of the Company;

—	Mr. Su Qiang (also known as Mr. So Keung) (“Mr. Su”) resigned as the President and Chief Executive Officer of the Company and as the Chairman of Shenyang Automotive; and

—	Mr. He Tao (also known as Mr. Ho To) (“Mr. He”) resigned as the Chief Executive Officer of Shenyang Automotive.

Changes in the board of directors and officers of the Company

On 9th December, 2004, Mr. Lin was appointed as the President, Chief Executive Officer and an executive director of the Company.

Mr. Yang Mao Zeng resigned as an executive director of the Company effective 9th December, 2004 as he is due for retirement. Mr. Yang has confirmed that he has no disagreement with the Board and does not have any other matters that need to be brought to the attention of holders of shares of the Company (the “Shareholders”). The Board would like to express its appreciation for the contribution of Mr. Yang to the Company during his term of service.

Mr. Su resigned as the President and Chief Executive Officer of the Company effective 9th December, 2004 and remains as an executive director of the Company.

A brief biography of Mr. Lin Xiaogang is set out below.

Mr. Lin, age 44, is currently the Vice Chairman and President of Huachen Automotive Group Holdings Company Limited (“Huachen”), the controlling shareholder of the Company which is currently interested in approximately 39.42% of the issued share capital of the Company. Mr. Lin was appointed as the vice president of Shenyang Aircraft Industry (Group) Corporation Ltd. in 1997. Mr. Lin has become the Director of National Defense Science & Technology Office of Liaoning Provincial Government in 2002. Mr. Lin received a Bachelor of Engineering degree from Beijing University of Aeronautics & Astronautics and a Master of Business Administration degree from Tianjin University. In December 2000, Mr. Lin was awarded the title of Senior Economist (Researcher) by the State of The People’s Republic of China. He is currently a special research fellow of Academic Committee of China Management Science Research Institute as well as a mentor for the Master of Business Administration program of Liaoning University.

Mr. Lin has not held any directorship in any listed public companies in the last three years. Other than his positions with Shenyang Automotive as described in this announcement, Mr. Lin does not hold any position in any subsidiaries of the Company.

No service agreement has been entered into between the Company and Mr. Lin. The appointment of Mr. Lin has no fixed term. Under the bye-laws of the Company, Mr. Lin will hold the office of a director until the next annual general meeting of the Company and will retire at that annual general meeting, but will become eligible for re-election. The amount of emoluments payable to Mr. Lin has not been fixed. As an executive director of the Company, the emoluments of Mr. Lin will be determined by the Board with reference to his qualification, experience and responsibilities in the Group.

Save as described in this announcement, Mr. Lin does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date of this announcement, Mr. Lin was not interested or deemed to be interested in any shares of the Company or underlying shares pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Changes in the officers of Shenyang Automotive

Effective 9th December, 2004,

—	Mr. Su resigned as the Chairman of Shenyang Automotive;

—	Mr. He, an executive director of the Company, resigned as Chief Executive Officer of Shenyang Automotive; and

—	Mr. Lin was appointed as the Chairman and Chief Executive Officer of Shenyang Automotive.

Reasons for the changes

The Company was informed by Mr. Su and Mr. He that they were invited by Huachen to take up senior executive positions at Huachen, the controlling shareholder of the Company. In anticipation of the workload of the various positions, the Company is of the view that the resignation of Mr. Su and Mr. He from their respective positions at Shenyang Automotive and the Company is in the benefit of the Company and the Shareholders as a whole, so that they can allocate sufficient time for their respective responsibilities in Huachen and the Company.

As at the date of this announcement (given that the appointment of Mr. Lin Xiaogang and the resignation of Mr. Yang Mao Zeng will take effect on 9th December, 2004), the Board comprises Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang, Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung) and Mr. He Tao (also known as Mr. Ho To), all of whom are executive directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive directors; and Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 9th December, 2004

*	for identification purposes only